MINDSET GROWTH OPPORTUNITIES I CORP.

77 Geary ST. – 5th Floor

San Francisco, California 94108

June 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Mindset Growth Opportunities I Corp. Registration Statement on Form S-1 Registration No. 333-261692

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mindset Growth Opportunities I Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-261692), together with all exhibits and amendments thereto, initially filed on October 12, 2021 and as subsequently amended (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, outside legal counsel to the Company, at (617) 880-2219, if you have any other questions or concerns regarding this matter.

Sincerely, MINDSET GROWTH OPPORTUNITIES I CORP.

/s/ Daniel Ibri
Daniel Ibri
Chief Executive Officer